October 7, 2019

Ryan J. Watts
President, Chief Executive Officer and Director
Denali Therapeutics Inc.
161 Oyster Point Blvd
South San Francisco, California 94080

       Re: Denali Therapeutics Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 12, 2019
           File No. 001-38311

Dear Dr. Watts:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences